Dais Analytic Corporation
11552 Prosperous Drive
Odessa, FL 33556

October 8, 2008

United States Securities and Exchange Commission
Division of Corporation Finance
100 First Street, N.E.
Washington, D.C. 20249

Attn: Pamela A. Long, Assistant Director

RE:          Dais Analytic Corporation
Registration Statement on Form S-1
Filed on August 11, 2008
File No. 333-152940

Dear Ms. Long:

Set forth below are the Company’s responses to the comments received from the staff (“Staff”) of the Securities and Exchange Commission in the letter dated September 8, 2008.  We have reproduced the Staff’s comments for your convenience and have followed the comment with the Company’s response.  References in this letter to “we”, “our”, or “us” mean the Company or its advisors, as the context may require. Capitalized terms not defined herein have the meaning set forth in the Registration Statement.

As an additional note, on September 22, 2008, management of the Company concluded that previously issued interim financial statements had unintentional errors in the calculation of two stock-based compensation awards which resulted from the use of an incorrect volatility assumption and the misapplication of grant date in accordance with SFAS 123R.  The interim financial statements originally issued as of and for the three-month period ended March 31, 2008 and as of and for the three- and six-month periods ended June 30, 2008 shall no longer be relied upon.  The Company has restated each of these periods to correct the errors.

General

1.           Please revise your registration statement to update your unaudited interim financial statements and related disclosures as required by Rule 8-08 of Regulation S-X.

Response: We have revised our registration statement accordingly.

2.           Please correct the primary standard industrial classification code number on the cover of the registration statement (the correct number is 3990).

Response:  We have revised the front cover of our registration statement accordingly.

3.           We note that you are registering the sale of 32,753,090 shares of common stock Comprised of:

•	869,606 currently outstanding shares of common stock;
•	14,750,000 shares of common stock underlying secured convertible notes; and
•	17,133,484 shares of common stock underlying warrants.

We further note that the number of your currently outstanding shares is 11,877,184 and that approximately 20,131,601 shares are being offered by 10% or greater shareholders (the “significant shareholders”). Because of the nature and size of the transaction being registered relative to the number of shares outstanding, your offering appears to be an “at the market offering of equity securities by or on behalf of the registrant” under Rule 415(a)(4) of Regulation C.   Since you are not qualified to conduct an offering “at the market,” you would need to reduce the amount of shares being registered for the significant shareholders or file a separate registration statement identifying the significant shareholders as underwriters and include a fixed price at which their securities would be sold for the duration of the offering. Please advise us of the company’s basis for determining that the transaction is approximately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

•	the number of significant shareholders and the percentage of the overall offering made by each significant shareholder;
•	the date on which and the manner in which each significant shareholder received the shares and/or the overlying securities;
•	the relationship of each significant shareholder with the company, including an analysis of whether the significant shareholder is an affiliate of the company;
•	any relationships among the significant shareholders;

•
the dollar value of the shares registered in relation to the proceeds that the company received from the significant shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the significant shareholders and/or their affiliates in fees or other payments;

•	the discount at which the significant shareholders will purchase the common stock underlying the convertible notes or warrants upon conversion or exercise; and
•	whether or not any of the significant shareholders is in the business of buying and selling securities.

Response:  Rule 415(a)(1)(i) provides in relevant part that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of persons other than the registrant. The Company respectfully submits that all the shares registered for resale under the Registration Statement are covered by Rule 415(a)(1)(i) because (i) all the securities will be offered or sold solely by security holders of the Company and not by the Company; and (ii) none of the selling shareholders is acting on behalf of the Company.  Rule 415(a)(4) applies if the offering is “by or on behalf of the registrant.”  The Company submits that, notwithstanding the number of shares included for registration, the offering is a secondary offering which is not made by or on behalf of the Company, and no selling shareholder should be deemed to be acting as an underwriter for the Company.

The following table identifies all significant shareholders (10% or greater shareholders) included in the Selling Shareholder Table of the Registration Statement (the “Significant Shareholders”):

	Beneficial Owner or				Percent
Significant Shareholder	Natural Person w/ Voting & Inv. Control	Shares Owned	Percent of Outstanding	Shares Offered	of Offering
Counterpoint Ventures LLC	Walt Robb	1,424,126	11.7%	249,750	0.8%
Larry Hopfenspirger	Larry Hopfenspirger	1,500,000	11.2%	1,500,000	4.6%
Michael Frederick Stone	Michael Frederick Stone	2,000,000	14.4%	2,000,000	6.1%
MSSRPS, LLC	Marisa Stadmauer	1,500,000	11.2%	1,500,000	4.6%
Platinum Montaur Life Sciences LLC	Mark Nordlich	6,333,333	35.4%	6,000,000	18.3%
RBC Dain Custodian for Leonard Samuels IRA	Leonard Samuels	5,500,000
Leah Kaplan-Samuels and Leonard Samuels JTWROS	Leonard Samuels/Leah Kaplan	1,750,000
	Subtotal Samuels	7,250,000	37.9%	7,250,000	22.1%
Richardson & Patel LLP	Erick Richardson	784,616
RP Capital LLC	Erick Richardson	1,000,000
Subtotal Richardson	1,784,616	14.0%	1,784,616	5.4%

Total Shares:	21,399,767		19,892,058

Each of the Significant Shareholders is acting on its, his or her own behalf and not on behalf of the Company. Each of the Significant Shareholders has the full economic and market risk at least for the period from the date of purchase to the effective date of the Registration Statement, which has not yet occurred. The Significant Shareholders purchased the shares for investment purposes and not with a view to distribution. There are no indicia that any of the Significant Shareholders is engaged in a "distribution." A distribution is defined under Regulation M as an offering of securities that differs from normal trading activities for reasons that include special selling efforts and selling methods. To the knowledge of the Company, none of the Significant Shareholders is making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the shares covered by the Registration Statement.

Because none of the Significant Shareholders is acting on behalf of the Company, and because the Registration Statement pertains only to securities being offered or sold by persons other than the Company, the transaction is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Item D.29 of the SEC's Manual of Publicly Available Telephone Interpretations sets forth six factors which an issuer should analyze to determine the application of Rule 415.  That item provides in relevant part as follows:

“Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.”

The Company has analyzed these factors, and believes this analysis provides further confirmation that the sales of securities being registered are appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).   The Company’s analysis of the six factors is included in its responses to the Staff’s bulleted comments, set forth below:

In your analysis, please address the following among any other relevant factors:

•	the number of significant shareholders and the percentage of the overall offering made by each significant shareholder

There are a total of fifty-nine (59) selling shareholders, including nine (9) Significant Shareholders.  The percentage of the overall offering made by each Significant Shareholder is set forth in the table above.  Only two of the Significant Shareholders are proposing to register more than 10% of the total offering or hold more than 10% of the outstanding shares on a fully-diluted basis.  Notwithstanding the number of shares held, the Company submits these two investors are not affiliates of the Company.  They have no power to control the Company, no right to representation on the board of directors, and no influence over management or the board of directors.  Instead, they are merely passive investors with no relationship to the Company other than as passive investors.  The large number of selling shareholders supports the eligibility of the offering as a secondary offering under Rule 415(a)(1)(i).

•	the date on which and the manner in which each significant shareholder received the shares and/or the overlying securities

On November 25, 2005, Counterpoint Ventures, LLC invested $300,000 under the Additional Financing (as defined in the Registration Statement).  On or about May 11, 2007, the note and interest were exchanged for 1,174,376 shares of common stock and a warrant to purchase up to 249,750 shares of common stock.

On February 19, 2008 Richardson & Patel LLP was issued 140,000 shares of common stock and a warrant to purchase up to 140,000 shares of common stock of the Company at an exercise price of $0.25 per share.  The stock and warrant was issued in consideration of $35,000 in legal services rendered to the Company.  On August 7, 2008 Richardson & Patel LLP was issued 60,000 shares of common stock and a warrant to purchase up to 60,000 shares of common stock of the Company at an exercise price of $0.25 per share in consideration of $15,000 in legal services rendered to the Company.  On August 7, 2008, Richardson & Patel LLP was issued 192,308 shares of common stock of the Company and an additional warrant to purchase up to 192,308 shares of common stock of the Company at an exercise price of $0.26 per share in consideration of $50,000 of legal services rendered to the Company.

The remaining Significant Shareholders received the securities pursuant to the terms of a private placement offering made by the Company to accredited investors approximately ten months ago (December 2007 – January 2008). In the private offering, interests were purchased by security holders for cash at a fixed price, and each investor represented to the Company that it was acquiring the securities for its own account, not as nominee or agent, and not with a view toward resale or distribution. From the date of purchase, each of the Significant Shareholders has borne, and continues to bear, the full economic and market risk of ownership. In addition, since the date of purchase, security holders have had no mechanism to redeem, put or otherwise require the Company to repurchase the securities. All of these securities were issued to "accredited investors," and were exempt from registration under Section 4(2) of the Securities Act of 1933, as amended.

The investments in the private placement were made by the Significant Shareholders on the dates, and in the amounts, indicated in the table below:

Significant Shareholder	Amount Invested	Date
Larry Hopfenspirger	$150,000	12/11/2007
Michael Frederick Stone	$200,000	12/11/2007
MSSRPS, LLC	$150,000	1/21/2008
Platinum Montaur Life Sciences LLC	$600,000	12/28/2007
RBC Dain Custodian for Leonard Samuels IRA	$300,000	12/20/2007
	$250,000	12/31/2007
Leah Kaplan-Samuels and Leonard Samuels JTWROS	$50,000	12/11/2007
	$50,000	12/20/2007
	$50,000	12/31/2007
	$25,000	1/21/2008
RP Capital LLC	$100,000	1/21/2008

The large number of Significant Shareholders, the relatively small size of investments by even the largest investors, and the length of time from the date of investment all support the eligibility of the offering as a secondary offering under Rule 415(a)(1)(i).

•	the relationship of each significant shareholder with the company, including an analysis of whether the significant shareholder is an affiliate of the company

None of the Significant Shareholders has a relationship with the issuer with the exception of Richardson & Patel LLP, legal counsel to the Company.

The definition of an “affiliate” is found in Rule 405 of the Securities Act of 1933 which states, “An ‘affiliate’ of, or person ‘affiliated’ with, a specified person, is a person that directly, or indirectly through one or more intermediaries, controls or is controlled by, or is under common control with, the person specified.”

The concept of “control” has been the subject of judicial and administrative opinions.  The power of control can come from stock ownership, management responsibility or business or personal relationships.  The Securities and Exchange Commission has stated that a person’s status as an officer, director or owner of 10% of the voting securities of a company is not necessarily determinative of whether the person is a control person.  One must determine if the person has the means, direct or indirect, to direct or cause the direction of the management and policies of the issuer, whether through the ownership of voting securities, by contract or otherwise.

In the reasonable determination of the Company, none of the Significant Shareholders are affiliates of the Company.  None are officers or directors of the Company or affiliated with officers or directors of the Company, nor do they have the ability to exert control or influence over officers or directors of the Company through relationships or otherwise.

There are no agreements in place to appoint members to the Board, to control voting of certain issues, or to have blocking rights on corporate actions.  The mere fact of derivative share ownership in excess of 10% of the current outstanding does not, in the Company’s determination, cause any Significant Shareholder to be an affiliate of the Company.  With the exception of Counterpoint Ventures LLC the Significant Shareholders only exceed 10% of the outstanding if one assumes conversion of the notes and/or exercise of the warrants.  On a fully-diluted basis, none of the Significant Shareholders holdings would exceed 10% of the outstanding except for Platinum Montaur Life Sciences LLC and Leonard Samuels (and these two shareholders would only have the right to vote shares in excess of 10% if their respective notes are actually converted and the warrants are exercised).  The Company has several 10% holders because of its high level of outstanding derivative securities as a percentage of its current outstanding shares.  Accordingly, although the Significant Shareholders are 10% holders, the Company does not believe that under these circumstances their relatively small individual investments give them control over the Company or its management.

The absence of any affiliates among the Significant Shareholder group supports the eligibility of the offering as a secondary offering under Rule 415(a)(1)(i).

•           any relationships among the significant shareholders

Leonard Samuels is the beneficial owners of the securities held in the name of RBC Dain Custodian for Leonard Samuels IRA.  Mr. Samuels and his wife, Leah Kaplan-Samuels, also hold securities in the name of Leah Kaplan-Samuels and Leonard Samuels JTWROS.

Erick Richardson is a partner of Richardson & Patel LLP and a principal of RP Capital LLC.

Other than the foregoing, there are no relationships among the Significant Shareholders.  The absence of any relationships among the Significant Shareholder group with any indicia of underwriting status, or agreement or motive to offer the shares on behalf of the Company, supports the eligibility of the offering as a secondary offering under Rule 415(a)(1)(i).

•
the dollar value of the shares registered in relation to the proceeds that the company received from the significant shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the significant shareholders and/or their affiliates in fees or other payments

If the closing price on the Pink OTC Markets Inc.’s Pink Sheets on October 6, 2008 of $0.165 is used to determine value per share, then the total value of the shares being registered for the Significant Shareholders is $3,346,920.  However, as the Staff noted in Comment 5, the Pink Sheets is not considered an active trading market by the SEC and, in any event, the Company’s shares have been only thinly and sporadically traded.  The most recent investor share price pertains to the Financing which provided for a conversion rate on the Secured Convertible Promissory Note of $0.20 per share.  Assuming a dollar value of $0.20 per share, the dollar value of the total shares registered for the Significant Shareholders is $4,056,873.

Proceeds that the Company received from the Significant Shareholders for the securities to be registered (excluding fees or other payments) consists of the following amounts:

-CounterPoint Ventures LLC was issued a warrant to purchase up to 249,750 shares of common stock in consideration of converting certain debt into shares of common stock.  Neither CounterPoint Ventures LLC or any of its affiliates received any fees or other payments in connection with the conversion of the notes.

-Richardson & Patel LLP was issued 392,308 shares of common stock and warrants to purchase up to an additional 392,308 shares of common stock in consideration of $100,000 in legal fees.  Neither Richardson & Patel LLP nor any of its affiliates received any fees or other payments in connection with the conversion of the notes.

-The remaining Significant Shareholders invested a total of $1,825,000 under the Financing Transaction.  No Significant Shareholder or affiliate of a Significant Shareholder received any fees or other payments in connection with the amounts invested in the Financing Transaction (with the exception of applicable interest payments).

-Upon cash exercise of the warrants included in the securities registered on behalf of the Significant Shareholders, the Company would receive additional cash of over $2,406,250

Accordingly, the sum of consideration received by the Company from the Significant Shareholders plus the consideration to be received by the Company upon a cash exercise of the warrants by the Significant Shareholders is greater than the approximate value of the shares being registered by the Significant Shareholders (including shares underlying warrants).  This supports the eligibility of the offering as a secondary offering under Rule 415(a)(1)(i) and shows the Significant Shareholders are acting as long-term investors and not as underwriters.

●	the discount at which the significant shareholders will purchase the common stock underlying the convertible notes or warrants upon conversion or exercise

The convertible notes are convertible at a conversion price of $0.20 per share.  This conversion price is not subject to adjustment based upon the trading or market price of the stock.  The warrants are exercisable at $0.25 per share, or with respect to some of the warrants issued to Richardson & Patel LLP, $0.26 per share. The exercise prices are not subject to adjustment based upon the trading or market price of the stock.  Accordingly, there is no discount to the future market price.  The lack of any variable conversion feature or market price reset feature further supports a finding that the selling shareholders are bearing the market risk of fluctuations in the stock price and therefore supports the conclusion that none of them are acting as an underwriter conducting a primary offering on behalf of the Company.

●	whether or not any of the significant shareholders is in the business of buying and selling securities

None of the Significant Shareholders are in the business of underwriting securities, nor acting as a broker dealer or investment advisor.

In concluding our response to Comment 3, we acknowledge that the Company’s proposed registration of 33,145,398 common shares exceeds the public float, and even the current number of outstanding shares, by a significant margin. However, we do not concede that the Company is registering an excessive number of shares. We believe the Company can rebut the presumption of 33% of the public float as a reasonable amount of shares for a secondary offering. The Company has never before filed a registration statement under the Securities Act of 1933, nor has it filed any reports under the Securities Exchange Act of 1934.  And its shares have only ever traded on the Pink Sheets.  Accordingly, this secondary offering constitutes the first public offering of the Company’s shares.  The Company intends to seek trading of its shares on the OTC Bulletin Board immediately following effectiveness of the Registration Statement, including ongoing compliance with the Securities Exchange Act of 1934.  The Selling Shareholder table sets forth 59 different shareholders proposing to participate in the secondary offering.  The majority of the selling shareholders acquired their shares nearly one year ago.  None of them are acting as a conduit for the issuer.  Not only do the Company's relationships - or lack of relationships - confirm this, but there is no indication of any kind relevant to acting as a conduit.  Each selling stockholder is an investor and made an independent investment decision to acquire the shares. The Significant Shareholders are not in the underwriting business. The Financing Transaction and other share issuances were negotiated at arm's length terms with immediate and continuing economic and market risk.  With these factors, we request registration of 33,145,398 shares.

Based on all the facts, circumstances and other matters related to the Registration Statement, including those set forth above, the Company believes and respectfully submits that the transaction covered by the Registration Statement is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

4.           Please provide tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the financings that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transactions (including any interest payments, liquidated damages, payments made to “finders” or “placement agents,” and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Response: We have included the tabular disclosure accordingly, beginning on page 63 of the prospectus.

Prospectus Cover Page

5.           Because there is currently no active trading market for your common shares please revise your cover page and plan of distribution to provide that selling security holders will sell at a stated fixed price until your securities are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. See Item 16 of Schedule A to the Securities Act of 1933.

Response: We have revised our cover page and plan of distribution accordingly.

Prospectus Summary, page 4

Our Business, page 4

6.           Please disclose in this section that, in addition to a history of operating losses and an accumulated deficit of approximately $22.8 million, you have received a going concern opinion from your auditors.

Response:  We have revised our disclosure accordingly. Please see page 7 of the prospectus.

7.           Please clarify, if true, that the only nano-technology material-based product that you have developed and that you currently generate revenues from is ConsERV. Further clarify whether you have started to develop or intend to develop products for the Water Desalination, Homeland Security, Performance Fabrics and Immersion Coatings markets.

Response: To date insignificant revenues have been generated from non-ConsERVTM related applications. We received approximately $150,000 from the sale of a prototype desalination unit last year and a small amount from the sale of polymer in 2006 and 2007. The applications listed (desalination, homeland security, water immersion and performance fabrics) are in the developmental stage. We have revised our disclosure accordingly.  Please see page 6 of the prospectus.

8.           Please clarify whether the third party studies and reports you cite throughout the prospectus, including Frost and Sullivan, June 2007, North American Energy Recovery Market Study, are publicly available or were prepared for your benefit and/or funded by you.

Response: The studies and reports we cite throughout the prospectus are publicly available and were not prepared for our benefit or funded by us. We have revised our footnotes to reflect this statement.

The Offering, page 6

9.           With respect to the notes and warrants issued in the Financing, please describe in greater detail the transactions pursuant to which these securities were issued, including to the extent applicable:

•	the aggregate proceeds received by the company from the investors;
•	a description of the method by which the company determined the number of shares underlying the convertible securities which it seeks to register in connection with this registration statement;
•
any other material terms of the convertible notes and warrants (i.e., when the notes mature, what the note conversion price is, whether there is an automatic conversion feature or whether the company can force conversion of the notes or redemption of the warrants, whether the warrants are immediately exercisable or whether they are subject to vesting);

•	any registration rights;
•	the terms of the collateral agreement;
•	the reasons for the transaction; and
•	the use of proceeds and the type of investors who purchased the various securities.

Please make similar disclosures with respect to the Additional Financing, the Robb Charitable Trust shares and warrants and the Daily Financing Warrants.

Response:   We have revised our disclosures beginning on page 8 of the prospectus.

Risk Factors, page 9

10.                      Please delete the second and third sentences in the first paragraph in this section.  All material risks should be described. If risks are not deemed material, you should not reference them.

Response: We have revised this paragraph accordingly. Please see page 11 of the prospectus.

Description of Business, page 24

11.                      You use a significant amount of technical jargon that is difficult to understand.   Please revise this entire section to discuss your business more clearly, by also identifying the nano-structured polymer materials which you have actually developed and which are subject to your patented technology. Moreover, in accordance with Rule 421(d)(3) of the Securities Act of 1933, please consider including graphical presentations or other design elements to depict the critical functions of your technology to simplify your disclosure and help the investors better understand your business.

Response: We have revised our disclosures and included a graphical illustration to depict the critical functions of our ConsERVTM product in accordance with Rule 421(d)(3) of the Securities Act of 1933 beginning on page 26 of the prospectus.

12.                      Please note that your discussion here should include appropriate disclosure about the following:

•	the raw materials needed in the manufacturing of your products and their sources;
•	reliance on key suppliers, including identification of suppliers (we note the “We are dependent on third party suppliers and vendors…” risk factor on page 13);
•	dependency on one or a few major customers (we note disclosure in the third paragraph of Note 1 to the Financial Statements for years ended December 31, 2007 and 2006, page F-26);
•
description of your manufacturing processes and, to the extent applicable, description of your arrangements with third parties for the outsourcing of the manufacturing processes (we note disclosure in the second paragraph of your Properties discussion on page 30); and

•
an estimate of the amount spent during each of the last two fiscal years on research and development activities, and if applicable, the extent to which the cost of such activities is borne directly by your customers.

Please see Item 101(h)(4) of Regulation S-K.

Response: We have revised our disclosures accordingly.  In doing so, we have clarified that while we utilize third party vendors and suppliers, we expect to be able to substitute such third parties with other vendors and suppliers. Our revised disclosures begin on page 31 of the prospectus.

Our Other Nano-Structured Products, page 26

13.                      Please clarify your disclosure by identifying which of the product applications you have started to develop, the stage of development, the financial resources necessary to bring the product to the market and a time estimate of their market entry.

Response:  We have revised our disclosure accordingly beginning on page 30 of the prospectus.

14.                      We note that elsewhere in the prospectus you make disclosures about licensing arrangements and licensing revenues (see “We have history of operation losses…” risk factor on page 10; the disclosure about the Aegis license on page 32; the Liquidity and Capital Resources discussion related to licensing revenues on page 42; and Note 10 to the financial statements on page F-38).

•
Please include appropriate disclosure about the various licensing arrangements you may have, including disclosure related to the subject of the license, the term, and any other material provisions of the licensing arrangements.

•	To the extent required by Item 601 (b)(10) of Regulation S-K, please file any existing licensing agreements as exhibits to the registration statements.

Response: The Company’s current licensing agreements were entered into greater than two years ago and they are no longer material agreements. All of the referenced licenses are immaterial to the Company, given the royalty revenue received to date or expected in the future. Also, in light of the age and nature of the agreements, we do not believe disclosure under Item 601 (b)(10) is required. We have revised our disclosure to reflect our response herein. Please see page 31 of the prospectus.

Intellectual Property, page 29

15.                      Please include in your disclosure the duration of the patents which are material to your business.

Response: We have revised our disclosure accordingly. Please see page 30 of the prospectus.

Directors, Executive Officers, Promoters and Control Persons, page 31

Director Independence, page 33

16.                      In accordance with Item 407(a)(1)(ii) of Regulation S-K, please identify the independence standard you are using to determine director independence.

Response: We have revised our disclosure accordingly on page 36 of the prospectus.

Director and Executive Officer Compensation, page 34

17.                      In accordance with Item 402(o) of Regulation S-K, please:

•	Expand your disclosure of the material terms of the employment agreements, in particular any provisions related to the payment of severance and change in control benefits;
•
Include a brief narrative of the material terms of each equity grant, including but not limited to the date of exercisability, any conditions to exercisability, any tax-reimbursement feature, and any provision that could cause the exercise price to be lowered; and

•	Discuss any material factors the board considered in determining the amount of bonus paid to Mr. Tangredi.

Response: We have revised our disclosure accordingly beginning on page 38 of the prospectus.

Outstanding Equity Awards at Fiscal Year-End, page 36

18.                      To the extent that the options disclosed on this table have been issued pursuant to the 2000 Plan, please disclose in footnotes to the appropriate column.

Response: We have revised our disclosure accordingly. Please see page 41 of the prospectus.

Director Compensation, page 37

19.                      In accordance with the Instruction to Item 402(k)(2)(iii) and (iv), please disclose by footnotes to the appropriate column the aggregate number of option awards outstanding at fiscal year end.

Response: We have revised our disclosure accordingly on page 42 of the prospectus.

Certain Relationships and Related Party Transactions, page 41

20.                      Please include here appropriate disclosure related to the Aegis license discussed as part of Mr. Tangredi’s biographical information on page 32.

Response: We have revised our disclosure accordingly on page 46 of the prospectus.

Management’s Discussion and Analysis, page 41

Results of Operations, page 42

21.                      Please quantify the impact of the factor(s) you identify which contributed to the fluctuations in your revenue, cost of goods sold, and selling, general and administrative expenses from period-to-period. You should also ensure that you explain the majority of increases or decreases in each line item. For example, you should quantify the impact on revenue of increased or decreased sales of your ConsERV product. You should also discuss the importance of your major customers, if any. Additionally, please disclose and discuss the major drivers of your costs of goods sold. See Item 303(A)(3) of Regulation S-K and Section 501.12 of the Codification of Financial Reporting Policies for guidance.

Response: We have revised our disclosure accordingly beginning on page 48 of the prospectus.

22.                      Please disclose how much in grant income you received during 2006 and in which line this item is classified.

Response:  The income referred to as “grant” income in 2006 represents revenue earned on a contact between the Company and the National Energy Renewal Laboratory (“NERL”), a national laboratory of the U.S. Department of Energy.  The use of the term “grant” was inaccurate to describe the substance of this contract, which required the Company to provide various services and specific deliverables to NERL in return for a fixed fee.  We have revised our disclosure to explain that revenues decreased by approximately $99,000 during the year ended December 31, 2007 due to the completion of this non-recurring contract during 2006. Please see page 49 of the prospectus.

Liquidity and Capital Resources, page 43

23.                      Given your auditor’s substantial doubt about your ability to continue as a going concern, please revise your filing to provide a comprehensive discussion of how you intend to finance your operation for the next twelve months as provided in section 607.02 of the Codification of Financial Reporting Policies. Specifically disclose how you have used or intend to use the proceeds you raised from November 2007 through January 2008, and discuss how long you believe those proceeds will sustain your operations.

Response: We have revised our disclosure accordingly beginning on page 49 of the prospectus.

Market for Common Equity, page 47

9% Secured Convertible Note, page 50

24.                      In accordance with Item 202(b)(2) of the Regulation S-K, please disclose the priority of any lien securing the securities.

Response: We have revised our disclosure accordingly on page 55 of the prospectus.

Selling Shareholder Table, page 51

25.                      We note that Robert Nathan and Matthew Waxelbaum are also affiliates of broker dealers. Please also provide the representations on page 51 for such selling shareholders or if you cannot provide the representations, state that those sellers are underwriters.

Response: We have revised our disclosures accordingly on page 56 of the prospectus.

26.                      Please tell us whether Mr. Scott G. Ehrenberg, the company’s Chief Technology Officer, is related to Mr. David Ehrenberg, one of the selling shareholders. Tell us what consideration you have given to whether the shares owned by Mr. David Ehrenberg are also beneficially owned by Mr. Scott G. Ehrenberg for purposes of your beneficial ownership table. Also disclose any other material relationship which any selling shareholder has with the company or any of its affiliates. See Item 507 of Regulation S-K.

Response: David Ehrenberg is Scott Ehrenberg’s brother.  David Ehrenberg’s stock should not be considered beneficially owned by Scott Ehrenberg. There are no other material relationships which any selling shareholder has with the Company or any of its affiliates or other required disclosures under Item 507 of Regulation S-K. We have revised our disclosure accordingly on page 59 of the prospectus.

27.                      With respect to the shares to be offered for resale by Vision Opportunity Master Fund, please disclose the natural person or person who exercise the sole or shared voting and/or dispositive powers with respect to the shares to be offered by that stockholder.

Response: We have revised our disclosure accordingly on page 59 of the prospectus.
.

28.                      Please clarify in footnotes 39 and 40 to the selling shareholder table whether the broker dealers received the securities as compensation for underwriting activities.

Response: We have revised our disclosure accordingly on page 61 of the prospectus.

29.                      Please add a line to the selling shareholders table totaling the respective values of each column.

Response: We have revised our disclosure accordingly on page 58 of the prospectus.
.

Financial Statements, page F-1

Interim Financial Information, page F-2

Note 4- Notes Payable, page F-11

30.                      Please supplementally provide to us your analysis of the allocation of proceeds between the 2008 convertible promissory notes and the detachable warrants, including how you determined the fair value of each. Additionally, please supplementally provide to us your calculation of the related beneficial conversion feature.

Response: See our response to Comment #36 below.

31.                      Please supplementally provide us with your analysis as to the appropriate classification of the 2008 warrants under EITF 00-19.

Response: EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock (“EITF 00-19”) applies to freestanding derivative financial instruments (for example, forward contracts, options, and warrants).  EITF 00-19 defines freestanding derivative financial contracts as those entered into separate and apart from any of the company's other financial instruments or equity transactions, or entered into in conjunction with some other transaction, but being legally detachable and separately exercisable.

The 2007 and 2008 warrants issued in connection with the Financing closings, which are included within the scope of EITF 00-19, may only be settled for shares of the Company’s common stock, except in the event of a change in control of the Company as further discussed below.

As of December 31, 2007, March 31, 2008 and June 30, 2008, we concluded that the detachable warrants are contracts that require physical settlement or net-share settlement.  Accordingly, we initially measured the warrants at fair value on their issuance dates and reported the warrants in permanent equity.  Subsequent changes in fair value have not been recognized since the warrants continue to be classified as equity.

We evaluated the conditions outlined in paragraphs 12 – 32 of EITF 00-19 and determined the following in regard to the 2007 and 2008 warrants:

•	The warrant contracts permit the company to settle in unregistered shares

•
The company has sufficient authorized and unissued shares available to settle the contracts after considering all other commitments that may require the issuance of stock during the maximum period the derivative contract could remain outstanding.

According to paragraph 19 of EITF 00-19, “If a company could be required to obtain shareholder approval to increase the company's authorized shares in order to net-share or physically settle a contract, share settlement is not controlled by the company. Accordingly, a company must evaluate whether a sufficient number of authorized and unissued shares exists at the classification assessment date to control settlement by delivering shares. In that evaluation, a company must compare (a) the number of currently authorized but unissued shares, less the maximum number of shares that could be required to be delivered during the contract period under existing commitments (for example, outstanding convertible debt that is convertible during the contract period, outstanding stock options that are or will become exercisable during the contract period, or other derivative financial instruments indexed to, and potentially settled in, a company's own stock 5 ) with (b) the maximum number of shares that could be required to be delivered under share settlement (either netshare or physical) of the contract.  If the amount in (a) exceeds the amount in (b) and the other conditions in this Issue are met, share settlement is within the control of the company and the contract should be classified as a permanent equity instrument. Otherwise, share settlement is not within the control of the company and asset or liability classification is required.”

We have prepared the following analysis which illustrates that share settlement is within the control of the Company for all periods presented:

EITF 00-19 Analysis	Dec 31 2007	Mar 31 2008	June 30 2008
Shares authorized	50,000,000	100,000,000	100,000,000
Shares issued	(8,742,797)	(9,316,961)	(11,862,090)
Shares available	41,257,203	90,683,039	88,137,910

Convertible debt	14,750,000	14,750,000	14,750,000
C/S equivalents excluding Financing warrants	6,819,081	10,272,248	13,272,248
Maximum shares that could be delivered during contract period	21,569,081	25,022,248	28,022,248

Remaining for settlement of Financing warrants	19,688,122	65,660,791	60,115,662
Financing warrants outstanding	14,750,000	14,750,000	14,750,000
Over (Under)	OK	OK	OK

•	The contracts contain an explicit limit on the number of shares to be delivered in a share settlement.
•	The number of shares to be issued upon exercise of the detachable warrants is fixed at a stated amount.
•	There are no required cash payments to the counterparties in the event the company fails to make timely filings with the SEC.
•
There are no required cash payments to the counterparties if the shares initially delivered upon settlement are subsequently sold by the counterparties and the sales proceeds are insufficient to provide the counterparties with full return of the amount due (that is, there are no cash settled "topoff" or "make-whole" provisions).

•	The contracts require net-cash settlement only in specific circumstances in which holders of shares underlying the contracts also would receive cash in exchange for their shares.
•
The only contract provision that allows for net-cash settlement is in the event of a change in control of the Company where the surviving entity does not have a market for the sale of its common stock.  In the event of such a change in control of the Company, the holders of the shares of the underlying contract would also receive cash in exchange for their shares.

•	There are no provisions in the contracts that indicate that the counterparties have rights that rank higher than those of a shareholder of the stock underlying the contracts.
•	There is no requirement in the contracts to post collateral at any point or for any reason.

Note 8-Commitments and Contingencies, page F-15

32.                      Please supplementally tell us and disclose if there has been any update to your patent interference matter.

Response:  We prevailed in our patent interference matter and have revised our disclosure accordingly. A final ruling by the USPTO in favor of the Company was issued inSeptember 2008.

33.                      With regard to your transactions with the consulting company, please supplementally tell us:

•	How you determined the accounting treatment whereby you considered the convertible notes to be a capital contribution from your stockholders;
•	How you determined that your liability for vested shares is $244,000 and where this liability is classified on your balance sheets; and
•
Whether you have a remaining liability to the two shareholders for the difference between $627,000 they assigned to the consulting company and the $244,000 liability which has been assigned by the consulting company to a separate third party, and how such determination was made.

Response:

•             How we determined the accounting treatment whereby we considered the convertible notes to be a capital contribution from your stockholders:

On September 1, 2005, the shareholders assigned their rights in the convertible notes to the Consulting Company.  Concurrently with this assignment, the original note agreements were amended to modify the settlement terms such that the notes may only be settled in shares of the Company’s stock.  The amended note agreements explicitly state that the notes shall not be settled for cash.

The following guidance is excerpted from Staff Accounting Bulleting Topic 5-T:

“Facts: Company X was a defendant in litigation for which the company had not recorded a liability in accordance with Statement 5. A principal stockholder of the company transfers a portion of his shares to the plaintiff to settle such litigation. If the company had settled the litigation directly, the company would have recorded the settlement as an expense.

Statement 57, paragraph 24e, defines principal owners as "owners of record or known beneficial owners of more than 10 percent of the voting interests of the enterprise."

Question: Must the settlement be reflected as an expense in the company's financial statements, and if so, how?

Interpretive Response: Yes. The value of the shares transferred should be reflected as an expense in the company's financial statements with a corresponding credit to contributed (paid-in) capital.

The staff believes that such a transaction is similar to those described in paragraph 11 of Statement of Financial Accounting Standards Statement No. 123 (revised 2004), “Share-Based Payment” (Statement 123R), which states that "share-based payments awarded to an employee of the reporting entity by a related party or other holder of an economic interest in the entity as compensation for services provided to the entity are share-based payment transactions to be accounted for under this Statement unless the transfer is clearly for a purpose other than compensation for services to the reporting entity.” As explained in paragraph 11 of Statement 123R, the substance of such a transaction is that the economic interest holder makes a capital contribution to the reporting entity, and the reporting entity makes a share-based payment to its employee in exchange for services rendered.

Statement 123R defines an economic interest in an entity as “any type or form of pecuniary interest or arrangement that an entity could issue or be a party to, including equity securities; financial instruments with characteristics of equity, liabilities or both; long-term debt and other debt-financing arrangements; leases; and contractual arrangements such as management contracts, service contracts, or intellectual property licenses.” Accordingly, a principal stockholder would be considered a holder of an economic interest in an entity.

The staff believes that the problem of separating the benefit to the principal stockholder from the benefit to the company cited in Statement 123R is not limited to transactions involving stock compensation. Therefore, similar accounting is required in this and other transactions where a principal stockholder pays an expense for the company, unless the stockholder's action is caused by a relationship or obligation completely unrelated to his position as a stockholder or such action clearly does not benefit the Company.

We concluded that SAB Topic 5-T is analogous to the shareholders’ assignment of their rights in the convertible notes.  The shareholder notes were assigned to the Consulting Company as compensation for the Consulting Company’s assistance in procuring financing for the Company.  Therefore, the shareholders’ contributions of the note agreements were used to pay an expense for the benefit of the Company.

Additional guidance supporting our recording of the shareholders’ note assignment as additional paid-in capital can be found in EITF 00-19, Accounting for Derivative Financial Instruments Indexed to, and Potentially Settled in, a Company's Own Stock (“EITF 00-19”), which applies to freestanding derivative financial instruments (for example, forward contracts, options, and warrants).  EITF 00-19 defines freestanding derivative financial contracts as those entered into separate and apart from any of the company's other financial instruments or equity transactions, or entered into in conjunction with some other transaction, but being legally detachable and separately exercisable.

We concluded that the note agreements, as assigned and amended, represent written call options in the scope of EITF 00-19.  According to EITF 00-19, “contracts that require that the company deliver shares as part of a physical settlement or a netshare settlement should be initially measured at fair value and reported in permanent equity.  Subsequent changes in fair value should not be recognized as long as the contracts continue to be classified as equity.”

•              How we  determined that our liability for vested shares is $244,000 and where this liability is classified on our balance sheets:

The full value of each of the shareholder notes of $313,500 was assigned to the Consulting Company on September 1, 2005. As previously mentioned, the Consulting Company’s settlement of the amended note agreements was to occur only in shares of the Company’s stock. The vesting conditions of the amended notes were as follows:

Note A – 50% vested upon execution of the Consulting Agreement
Note A – 50% vested pro-rata upon closing $1,000,000 in financing
Note B – vested pro-rata upon closing $2,500,000 in financing

The Company terminated the contract in December 2005 in accordance with the agreed upon termination provisions.  As of December 31, 2005, the Consulting Company had secured approximately $600,000 of financing for the Company.

We determined the fair value of the compensation provided to the Consulting Company in accordance with SFAS 123, which states:
“transactions in which goods or services are the consideration received for the issuance of equity instruments shall be accounted for based on the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.  The fair value of goods or services received from suppliers other than employees frequently is reliably measurable and therefore indicates the fair value of the equity instruments issued. The fair value of the equity instruments issued shall be used to measure the transaction if that value is more reliably measurable than the fair value of the consideration received.  A common example of the latter situation is the use of the fair value of tradable equity instruments issued in a business combination to measure the transaction because the value of the equity instruments issued is more reliably measurable than the value of the business acquired.”

We concluded that the fair value of the equity instruments issued is more reliably measured than the fair value of the services received.  We utilized the Black Scholes option-pricing model to calculate the fair value of the options.  Upon termination of the Consulting Agreement, the Consulting Company was vested in approximately $244,000 of the note agreements, or 2,440,000 options to purchase common stock.

We recorded approximately $244,000 of compensation expense for these options, with a corresponding amount to additional paid-in capital, during the three-months ended December 31, 2005.

•             Whether we have a remaining liability to the two shareholders for the difference between the $627,000 they assigned to the consulting company and the $244,000 liability which has been assigned by the consulting company to a separate third party, and how such determination was made:

As previously mentioned, we concluded that the assigned and amended notes represent written call option equity transactions.  Accordingly, the Company has recorded the corresponding transactions as components of permanent equity, and a liability is not carried on the balance sheet.

The Consulting Company’s assignment of its rights to a third party is an assignment of a vested, zero strike price call option.  Accordingly, the Company has not recorded any transactions related to the Consulting Company’s assignment.

During the three months ended June 30, 2008, the third party exercised the stock option and approximately 2,440,000 shares were issued to the third party.

The Company has no further obligations in regard to these notes.

Note 9 – Subsequent Events, page F-17

34.                      Please supplementally tell us why you recorded compensation expense during the period ended March 31, 2008 for warrants granted to an executive subsequent to March 31, 2008

Response:    The Chief Executive Officer, who is also a member of the BOD, received an award of 3,000,000 warrants for his accomplishment of previously established specific objectives.  On March 15, 2008 the key terms of the award were communicated to Mr. Tangredi by another member of the BOD.  No future service is required of Mr. Tangredi.  The award is a unilateral grant and Mr.  Tangredi did not have the ability to negotiate the terms.  On April 2, 2008 the BOD approved the award at a regularly scheduled meeting.

According to Statement of Financial Accounting Standards No. 123 R, Share-Based Payment, (“FAS 123R”):

“The fair value of stock-based compensation is measured on the grant date. The following criteria should be satisfied to establish a grant date:

1.	The employer and its employees have reached a mutual understanding of the award’s key terms and conditions.
2.	The company is contingently obligated to issue shares or transfer assets to employees who fulfill vesting conditions.
3.	An employee begins to benefit from, or be adversely affected by, subsequent changes in the employer’s stock price (e.g., the exercise price for an option is known at the grant date).
4.	Awards are approved by the board of directors, management, or both if such approvals are required, unless perfunctory.
5.	The recipient should meet the definition of an employee (i.e., grant date cannot be established prior to first day of employment) if the award is for employee service.”

FAS 123R also states that:
“The fair value of stock-based compensation is recognized in a company’s financial statements over the requisite service period through a charge to compensation cost and a corresponding credit to equity (additional paid-in capital [APIC]) or to a liability, depending on the classification of the award.” The requisite service period:

•	Is the period during which an employee is required to provide service in exchange for stock-based compensation

•	Is generally the vesting period

•	May begin earlier than the grant date

•	Is presumed to be for future service

•	May be explicit, implicit, or derived, depending on the terms of the award

The “service-inception date,” a term introduced by FAS 123(R), is the first date of the requisite service period during which a company would begin to recognize compensation cost. If the following criteria are satisfied, the service-inception date could precede the grant date (paragraph A79 of FAS 123(R)):

•	An award is authorized.

•
Service begins before there is a mutual understanding of the key terms and conditions of a stock-based-compensation award (e.g., an employee providing service is granted an award where the exercise price will be set at a future date).

•	Either of the following conditions exist:

1.	The plan or award’s terms do not include a substantive future requisite service condition on the grant date (e.g., at the grant date the award is vested).
2.
The plan or award contains a market or performance condition that if not satisfied during the service period preceding the grant date and following inception of the arrangement results in forfeiture of the award (refer to paragraph A84 of FAS 123(R)).

Footnote 77 of FAS 123R clarifies the concept of “authorization”:

“FAS123(R) Footnote 77—Compensation cost would not be recognized prior to receiving all necessary approvals unless approval is essentially a formality (or perfunctory).”

We concluded that the service-inception date for Mr. Tangredi’s award is March 15, 2008, since that is the first date when (1) there was a mutual understanding of the terms of the award (2) the award does not require any future service (i.e. it was immediately vested) and (3) the award was authorized and subject to a perfunctory approval at the meeting of the BOD on April 2, 2008.

We recorded compensation expense for this award of approximately $687,000 in March 2008.

Annual Financial Information, page F-18

Note 5 – Notes Payable, page F-33

35.                      Please supplementally explain to us how the convertible promissory note proceeds of $2,450,000 reconcile with the proceeds of $1,800,000 shown on your statement of cash flows.

Response: The $1,800,000 of proceeds received from issuance of notes payable reported in our statement of cash flows for the year ended December 31, 2007 is comprised of the following amounts:

Financing transactions closed in December 2007	$1,450,000
Financing transactions closed in February 2007	$150,000
Promissory note from related party	$200,000
Total proceeds received from issuance of notes payable	$1,800,000

The $150,000 of proceeds received in February 2007 relate to the private placement offering that occurred from October 2005 – February 2007.

Proceeds of $1,000,000 from the Financing closing that occurred on December 31, 2007 were held in escrow as of the reporting date, and therefore, were excluded from the proceeds received from issuance of notes payable during 2007.

36.                      Please supplementally provide to us your analysis of the allocation of proceeds between the 2007 convertible promissory notes and the detachable warrants, including how you determined the fair value of each. Additionally, please supplementally provide to us your calculation of the related beneficial conversion feature.

Response: We determined the fair value of the detachable warrants using the Black Scholes pricing model with the following assumptions (this section answers #30 as well- see above):

Exercise price	$0.25
Weighted average fair value	$0.32

Dividend Rate	0%
Risk-free interest rate	2.64% - 3.52%
Term	5 years
Volatility	80% - 82%

The estimated fair value of the detachable warrants for the convertible notes issued in December 2007 and January 2008 is $2,913,450 and $519,852, respectively.

We allocated the proceeds from issuance of the convertible notes to the warrants and the convertible notes based on their relative fair values, in accordance with EITF 00-27, Application of Issue No. 98-5 to Certain Convertible Instruments (“EITF 00-27”), as demonstrated in the exhibit below.

Also in accordance with EITF 00-27, we calculated the effective conversion price using the proceeds allocated to the convertible notes of $1,383,437 (net of the discount for the warrants of $1,566,563).  We used this effective conversion price to determine the intrinsic value of the embedded beneficial conversion feature, which is $3,391,563 as demonstrated in the exhibit below.

Per paragraph 6 of EITF 98-5, “The Task Force observed that in certain circumstances, the intrinsic value of the beneficial conversion feature may be greater than the proceeds allocated to the convertible instrument. In those situations, the Task Force reached a consensus that the amount of the discount assigned to the beneficial conversion feature is limited to the amount of the proceeds allocated to the convertible instrument.”  The amount of the discount assigned to the beneficial conversion feature is $1,383,437.

DECEMBER 2007 - JANUARY 2008 FINANCING

Conversion rate	0.20

Stock Price	Fair value:
11-Dec	0.37
Other closing dates	0.30

ALLOCATION OF PROCEDS TO WARRANTS
	Dec-07	Relative FV	Jan-08	Relative FV	Total
Gross proceeds from issuance of notes payable	2,450,000	46%	500,000	49%	2,950,000
Fair value of detachable warrants	2,913,450	54%	519,852	51%	3,433,302
Total fair value	5,363,450	100%	1,019,852	100%	6,383,302

Allocation of proceeds to warrants	1,330,851		254,867		1,585,717
Per financial statements					1,566,563
Immaterial Difference					(19,154)

BENEFICIAL CONVERSION FEATURE
	Conversion shares	Debt Proceeds, net of warrants	Effective Conversion Price	BCF
11-Dec	5,000,000	422,651	0.08	1,427,349
Other Closing Dates	9,750,000	960,786	0.10	1,964,214
Total	14,750,000	1,383,437	0.09	3,391,563

37.                      Please supplementally provide us with your analyses as to the appropriate classification of the 2007 warrants under EITF 00-19.

Response: Please see response to Comment 31 above.

38.                      You disclose that you converted $840,547 of the 2006 convertible notes payable and accrued interest into 3,258,323 shares of common stock. In this regard, please tell us where the remaining $275,000 in convertible notes is recorded since it does not appear to be recorded on your balance sheet and has not been addressed in your footnotes. Additionally, please supplementally provide to us your calculation of the related beneficial conversion feature you recorded as a result of the induced conversion.

Response: The original conversion feature included in the 2006 Convertible Note Agreements was contingent upon the successful closing of an additional equity financing.  Accordingly, no value was assigned to this conversion feature at issuance.  Prior to the consummation of any such equity financing, on various dates during the three months ended June 30, 2007, the Company entered into agreements with certain note holders to convert the outstanding principal and interest at a weighted average conversion rate of approximately $0.27.  The weighted average fair value of the Company’s stock on the inducement dates was approximately $0.41.  The following is the calculation of the beneficial conversion feature recorded during the three months ended June 30, 2007:

2006 Convertible Notes - Induced Conversion
Value of principle and interest	891,031
Weighted Average Induced Conversion Price	0.27
Shares issuable	3,258,232
Weighted average FV of shares on inducement dates	0.41
Fair value of securities issued	1,335,875
Beneficial conversion feature	444,844
Recorded	436,580
Immaterial difference	(8,264)

The remaining notes not converted as a part of the inducement carried a principal balance of $425,000, which was paid in cash.  This is presented in net cash provided by financing activities in the statement of cash flows for the year ended December 31, 2007.

Note 6- Related Party Transactions, page F-36

39.                      Please expand your disclosure to include a discussion of the balance sheet line item “accrued compensation and related benefits, related party”.  See SFAS 57, Related Party Disclosures, for guidance.

Response: We have revised our disclosure accordingly on page F-37.

Note 11- Commitments and Contingencies, page F-40

40.                      We note your license agreement with a biomedical entity. Please disclose the revenue you have earned from this agreement for the periods presented, or state if true, that the revenue earned is not material.

Response: Revenue from the two bio-medical licenses disclosed in footnote 11 has been immaterial since the initial payments of $150,000 and $50,000 were received in 1995 and 2005, respectively.  We have included a statement to this effect in the footnote disclosure.

Part II

Recent Sales of Unregistered Securities, page 62

41.                      Please include securities that were issued as compensation, such as the March 2008 warrant issuance to Mr. Tangredi to purchase 3,000,000 shares of common stock.

Response: We have revised our disclosure accordingly on page 76 of the registration statement.

42.                      In accordance with Item 701(d) of Regulation S-K, please briefly state the facts as to why the unregistered sales of securities were exempt under Section 4(2) and Regulation D of the Securities Act of 1933. For each transaction, also name the persons or identify the class of persons to whom the securities were sold. As to any securities sold otherwise than for cash, disclose the amount of consideration received by the registrant.

Response: We have revised our disclosure accordingly on page 76 of the registration statement.

Signatures, page 66

43.                      The registration statement must be signed by the principal financial officer and controller or the principal accounting officer. Please ensure that your next amendment is signed by all requisite parties.

Response: Amendment no. 1 to the registration statement is signed by the Company’ principal financial officer.

If you have any questions or further comments, please do not hesitate to contact the undersigned or Addison Adams at (310) 208-1182 or via fax at (310) 208-1154.

Sincerely,
DAIS ANALYTIC CORPORATION

/s/ Timothy N. Tangredi
Timothy N. Tangredi,
Chief Executive Officer